|---------------------|
                                                         |    OMB APPROVAL     |
                                                         |---------------------|
                                                         |OMB NUMBER: 3235-0167|
                    UNITED STATES                        |EXPIRES:             |
         SECURITIES AND EXCHANGE COMMISSION              |   SEPTEMBER 30, 1998|
               Washington, D.C.  20549                   |ESTIMATED AVERAGE    |
                                                         |BURDEN HOURS         |
                       FORM 15                           |PER RESPONSE ...1.50 |
                                                         |---------------------|


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                  Commission File Number 0-27732

                        Dawson Production Services, Inc.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

    112 E. Pecan Street, Suite 1000, San Antonio, Texas 78205 (210) 476-0420
--------------------------------------------------------------------------------
       (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                     Common Stock, par value $0.01 per share
                          Common Stock Purchase Rights
                          9 3/8% Senior Notes due 2007
--------------------------------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
--------------------------------------------------------------------------------
      (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)    (X)           Rule 12h-3(b)(1)(i)    (X)
       Rule 12g-4(a)(1)(ii)   ( )           Rule 12h-3(b)(1)(ii)   ( )
       Rule 12g-4(a)(2)(i)    ( )           Rule 12h-3(b)(2)(i)    ( )
       Rule 12g-4(a)(2)(ii)   ( )           Rule 12h-3(b)(2)(ii)   ( )
                                            Rule 15d-6             ( )

     Approximate number of holders of record as of the certification or notice date: One
       -------------------------------------------------------------------------

     Pursuant to the requirements of the Securities Exchange Act of 1934 Dawson Production Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 25, 1998              By:  Key Energy Group, Inc.
                                           (successor-in-interest of
                                           Dawson Production Services, Inc.)

                                      By: /s/ Francis D. John
                                          --------------------------------------
                                          Name:  Francis D. John
                                          Title: Chairman, President and
                                                   Chief Executive Officer